UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 2009
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from __________ to __________
Commission File Number: 000-20202
 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CREDIT ACCEPTANCE CORPORATION
25505 West Twelve Mile Road
Southfield, Michigan 48034-8339

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s
Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974 have been omitted because they are not applicable.

Signature	13

Exhibit Index	14
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To Participants and Administrator of the
Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust
We have audited the accompanying statements of net assets available for benefits of Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Part IV, line 4i-Schedule of Assets (Held at End of Year) — December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
Southfield, Michigan
June 4, 2010

CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2009	2008
ASSETS:
Investments—at fair value:
Mutual funds	$12,023,371	$7,572,892
Credit Acceptance Stock Fund	2,104,950	882,555
Collective Trust	1,813,160	1,491,540
Participant loans	388,024	356,423

Total investments	16,329,505	10,303,410

Total assets	16,329,505	10,303,410

LIABILITIES:
Excess Contributions Payable	66,528	83,702

Total liabilities	66,528	83,702

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$16,262,977	$10,219,708

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	37,670	128,793

NET ASSETS AVAILABLE FOR BENEFITS	$16,300,647	$10,348,501

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31,
2009
Investment income:
Interest and dividends	$271,426
Net appreciation in fair value of investments	4,021,186

Net investment income	4,292,612

Contributions:
Employer	905,485
Participant	2,642,732

Total contributions	3,548,217

Benefits paid to participants	(1,875,951)
Administrative expenses	(12,732)

Net increase	5,952,146

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	10,348,501

End of year	$16,300,647

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN
The following brief description of the Credit Acceptance Corporation (the “Company”) 401(k) Profit Sharing Plan and Trust (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General—The Plan is a defined contribution plan available to all salaried and hourly employees of the Company who have at least 90 days of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions— Participants can elect to contribute 1% to 75% of their gross pay subject to the statutory limitation of $16,500 and other limitations based on the participant’s compensation level. The Company contributes 50%, up to a maximum of 3% of each participant’s eligible annual gross pay. Beginning January 1, 2010, the Company will make matching contributions equal to 100% on the first 1% team members contribute and an additional 50% up to the next 5% team members contribute.
Excess Contributions—For purposes of complying with the participation and discrimination rules set forth in Section 401(k)(3) of the Internal Revenue Code, certain contributions from “highly compensated” participants were deemed to exceed allowable deferral limits for the year ended December 31, 2009 by $66,528. These excess contributions were refunded to participants by February 17, 2010. In 2008, $83,702 of excess contributions occurred and were refunded to participants in 2009.
Participant Accounts—Each participant’s account is credited with the participant’s contribution and the Company’s matching contributions plus an allocation of the Company’s discretionary contributions, if any, and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan.
Vesting—Participants are immediately vested in their voluntary contributions and Company matching contributions plus actual earnings thereon. Forfeited non-vested accounts relate to employees who left the Company prior to 2009, and had non-vested funds within their account.
Participant Loans—Subject to predefined conditions and terms, a participant may borrow from their fund accounts up to 50 percent of the participant’s vested fund balance, not to exceed $50,000. Loans to participants bear interest rates from 3.25% to 10.50%, maturing at various dates not exceeding five years unless the loan is a home loan that the participant uses to acquire a dwelling which will be used as the participant’s principal residence. In the case of a home loan, the term may not exceed 15 years. Principal and interest is paid ratably through bi-weekly or semi-monthly payroll deductions.
Payment of Benefits—Upon termination of service due to death, disability, or retirement, a participant may elect to receive the value of the participant’s vested fund balance in either a lump-sum amount or in installment payments. All benefits requested before December 31, 2009 were paid prior to year end.
Forfeited Accounts—Forfeited accounts are used to reduce future employer contributions. In 2009, employer contributions were reduced by $5,781 from forfeited non-vested accounts for participants terminated before January 1, 2009.
Expenses—Plan expenses (other than investment management and loan fees which are paid by plan participants) are paid by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation—The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.
Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and the reported amounts of additions and deductions from assets available for benefits during the reported period. Actual results could differ from those estimates.
Fully Benefit-Responsive Investment Contracts—Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. The Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Valuation of Investments and Income Recognition—Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We group assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:
•	Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.

Mutual Funds:

These investments are public investment securities valued at Net Asset Value (NAV). The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Credit Acceptance Stock Fund:

This investment is a public investment securities valued at Net Asset Value (NAV). The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The underlying asset is a quoted price in an active market.

•	Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Collective Trust:

These investments are public investment securities valued at NAV and classified as a Stable Value Fund. The inputs include quoted prices for similar assets or liabilities in active markets, quotes prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally or corroborated by observable market data. Participant transactions (issuances and redemptions) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the trustee reserves the right to temporarily delay withdrawal from the trust for a period not to exceed twelve months in order to ensure that securities liquidations will be carried out in an orderly manner.

•	Level 3 — Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates or assumptions that market participants would use in pricing the asset or liability.

Loans to Participants:

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.
Payments of Benefits—Benefits are recorded when paid.
New Accounting Pronouncements
     Additional Fair Value Measurement Guidance. In April 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The new guidance, which is now part of the FASB ASC Fair Value Measurements and Disclosures Topic, requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in the FASB ASC Investments — Debt and Equity Securities Topic. The provisions of the new guidance were effective for interim periods ending after June 15, 2009. The Plan adopted this new guidance effective December 31, 2009, and determined it did not have a material effect on the Plan’s financial statements.
     Subsequent Events. In May 2009, the FASB issued Statements of Financial Accounting Standards No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 was incorporated into the FASB Accounting Standards Codification through Accounting Standards Update (“ASU”) No. 2009-01 on June 30, 2009 and is intended to establish principles and requirements for subsequent events. In February 2010, the FASB issued ASU No. 2010-09, which removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. Management’s responsibility to evaluate subsequent events through the date of issuance remains unchanged. The adoption during 2009 had no financial impact on our financial statements, but expanded our disclosures.
     The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 was incorporated into the FASB ASC through ASU No. 2009-02 on June 30, 2009 and identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States (the GAAP hierarchy). The adoption did not have a material impact on our consolidated financial statements.
     Fair Value Measurements and Disclosures — Investments in Certain Entities That Calculate Net Asset Value per Share. In September 2009, the FASB issued new guidance on the fair value measurements and disclosures of investments in certain entities that calculate net asset value per share (or its equivalent). The new guidance, which is now part of the FASB ASC Fair Value Measurements and Disclosures Topic, permits, as a practical expedient, a reporting entity to estimate the fair value of an investment within its scope using net asset value per share of the investment (or its equivalent) without adjustment, as long as the net asset value is calculated as of the reporting entity’s measurement date in a manner consistent with the measurement principles of FASB ASC Financial Services — Investment Companies Topic. The new guidance also requires certain disclosures about the attributes of investments measured at net asset value, such as the nature of any restrictions on the investor’s ability to redeem its investment at the measurement date or any unfunded capital commitments. The new guidance was effective on a prospective basis for the first reporting period, including interim periods, ending after December 15, 2009. The Plan adopted this new guidance effective December 31, 2009, and determined it had no effect on the Plan’s financial statements.
     Improving Disclosures about Fair Value Measurements. In January 2010, the FASB issued guidance to improve the disclosures related to fair value measurements. The new guidance requires expanded fair value disclosures, including the reasons for significant transfers between Level 1 and Level 2 and the amount of significant transfers into each level disclosed separately from transfers out of each level. For Level 3 fair value measurements, information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements shall be presented separately on a gross basis, rather than as one net number. In addition, clarification is provided about existing disclosure requirements, such as presenting fair value measurement disclosures for each class of assets and liabilities that are determined based on their nature and risk characteristics and their placement in the fair value hierarchy (that is, Level 1, 2, or 3), as opposed to each major category of assets and liabilities, as required in the previous guidance. Disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements will be required for fair value measurement that fall in either Level 2 or Level 3. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the gross presentation of purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The expanded disclosures will be included in the Plan’s financial statements effective December 31, 2010, except for the disclosures related to the gross Level 3 presentation, which will be included in the Plan’s financial statements effective December 31, 2011.
Subsequent Events— We have evaluated events and transactions occurring subsequent to the Statement of Net Assets Available for Benefits date of December 31, 2009 for items that could potentially be recognized or disclosed in these financial statements.

3.	FAIR VALUE MEASUREMENTS
The following table provides the fair value measurements of applicable assets and liabilities as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Index Funds	$2,530,425			$2,530,425
Balanced Funds	1,021,951			1,021,951
Growth Funds	2,181,732			2,181,732
Fixed Income Funds	1,276,275			1,276,275
Other Funds	5,012,988			5,012,988

Total Mutual Funds	12,023,371			12,023,371

Common Stocks:
Credit Acceptance Stock Fund	2,104,950			2,104,950

Total Common Stocks	2,104,950			2,104,950

Collective Trust		$1,813,160		1,813,160

Participant Loans			$388,024	388,024

Total plan assets at fair value	$14,128,321	$1,813,160	$388,024	$16,329,505

The following table provides the fair value measurements of applicable assets and liabilities as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Index Funds	$1,541,894			$1,541,894
Balanced Funds	711,626			711,626
Growth Funds	1,285,295			1,285,295
Fixed Income Funds	853,989			853,989
Other Funds	3,180,088			3,180,088

Total Mutual Funds	7,572,892			7,572,892

Common Stocks:
Credit Acceptance Stock Fund	882,555			882,555

Total Common Stocks	882,555			882,555

Collective Trust		$1,491,540		1,491,540

Participant Loans			$356,423	356,423

Total plan assets at fair value	$8,455,447	$1,491,540	$356,423	$10,303,410

The table below provides a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Participant
Loans
Balance, beginning of year	$356,423

Included in interest and dividends	17,973

Purchases, issuances and settlements (net)	13,628

Balance, end of year	$388,024

4.	INVESTMENTS
As of December 31, investments representing five percent or more of the Plan’s assets are as follows:

	2009	2008
Credit Acceptance Stock Fund	$2,104,950	$882,555
Am Fds EuroPacific Growth R5 Fund	1,966,420	1,298,033
ABN Amro Income Plus D Fund (1)	1,850,830	1,491,540
Vanguard 500 Index Sig Fund	1,409,094	*
Franklin Balance Sheet Inv A	1,125,122	838,383
Am Fds Growth Fund of Am R5 Fund	1,055,189	668,746
Allianz NFJ Div Val Inst Fund	1,022,973	773,082
Amer Fds Bd Fund of Amer R5 Fund	1,021,951	777,033
Amer Fds Income Fund of Amer R5 Fund	938,778	711,626
Vanguard Midcap Index Sig Fund	922,912	990,937
Royce Value Plus Service Fund	839,260	*

(1)	Collective Trust is reported at contract value. All other investments are reported at fair value.

*	Investment did not represent five percent of the Plan’s assets as of December 31, 2008.
During the year ended December 31, 2009, total realized and unrealized appreciation is as follows:

December 31, 2009
Mutual funds	$2,406,530
Collective Trust	31,402
Credit Acceptance Stock Fund	1,583,254

Net appreciation of investments	$4,021,186

5.	RELATED PARTY TRANSACTIONS

The Credit Acceptance Stock Fund and participant loans qualify as party-in-interest investments.

6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
7.	TAX STATUS
The Company has adopted a standardized prototype plan. The IRS has issued a favorable opinion letter dated August 30, 2001, in regards to the standardized prototype plan. The Plan has been amended since that date but the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, no provision for income taxes has been included in the Plan’s financial statements.
8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$16,300,647	$10,348,501

Adjustments from contract value to fair value for interest in collective trust relating to fully benefit responsive investment contracts	(37,670)	(128,793)

Net assets available for benefits per the Form 5500	$16,262,977	$10,219,708

The following is a reconciliation of the net increase per the financial statements at December 31, 2009 to Form 5500:

Net increase per the financial statements	$5,952,146
Less: Adjustments from contract value to fair value for fully benefit-responsive investment contract at December 31, 2009	(37,670)
Add: Adjustments from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	128,793

Net gain per the Form 5500	$6,043,269

As discussed in Note 2, the plan invests in a fully benefit-responsive investment contract. For financial reporting purposes, the net assets available for benefits are recorded at contract value. Form 5500 records net assets available for benefits at fair value.
9.	RISKS AND UNCERTAINTIES
The Plan invests in various securities including mutual funds and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

SUPPLEMENTAL SCHEDULES

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2009

(a)	(b)	(c)	(d)
	Identify of Issue	Description of Investment	Current Value
*	Credit Acceptance Corporation	Credit Acceptance Stock Fund	$2,104,950
	Capital Research and Mgmt Co.	Am Fds EuroPacific Growth R5 Fund	1,966,420
	ABN Amro	ABN Amro Income Plus D Fund	1,813,160
	Vanguard Group	Vanguard 500 Index Sig Fund	1,409,094
	Franklin Advisers, Inc	Franklin Balance Sheet Inv A	1,125,122
	Capital Research and Mgmt Co.	Am Fds Grth Fd of Am R5 Fund	1,055,189
	Allianz Global Inv Fund Mgmt.	Allianz NFJ Div Val Inst Fund	1,022,973
	Capital Research and Mgmt Co.	Amer Fds Bd Fund of Amer R5 Fund	1,021,951
	Capital Research and Mgmt Co.	Amer Fds Income Fund of Amer R5 Fund	938,778
	Vanguard Group	Vanguard MidCap Index Sig Fund	922,912
	Royce & Associates, LLC	Royce Value Plus Service Fund	839,260
	Harbor Capital Advisors	Harbor International Inst Fund	364,323
	PIMCO	PIMCO High Yield Admin Fund	337,497
	Janus	Janus Aspen Enterprise I Fund	287,283
	Capital Research and Mgmt Co.	Amer Fds New World R4 Fund	230,335
	Vanguard Group	Vanguard SM-Cap Index Inv Fund	198,419
	Allianz Global Inv Fund Mgmt.	Allianz NFJSM CAP Value A Fund	164,120
	AIM Investments	AIM Real Estate A Fund	139,695
*	Participant	Loans to participants 3.25% to 10.50%	388,024

			$16,329,505

*	Party-in interest

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
Date: June 4, 2010	By:	/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer of Credit Acceptance Corporation

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Grant Thornton LLP